Exhibit (d)(2)
November 30, 2008
Joshua Levine
201 Mentor Drive
Santa Barbara, CA 93111
          Re:     Retention Agreement
Dear Joshua:
               This letter agreement is in reference to the employment agreement between you and Mentor Corporation (the “Company”), dated as of December 21, 2007 (the “Employment Agreement”). As you know, Johnson & Johnson, a New Jersey corporation (“Parent”), Decatur Acquisition Corp. a wholly-owned subsidiary of Parent (“Sub”), and the Company, propose to enter into a merger agreement (the “Merger Agreement”) that will (subject to the satisfaction of the terms and conditions of the Merger Agreement) result in the Company (or the surviving corporation in the merger pursuant to the Merger Agreement (the “Merger”)) becoming wholly-owned by Parent upon the Closing (as defined in the Merger Agreement). As a condition to the willingness of Parent and Sub to enter into the Merger Agreement, Parent has requested that you enter into this letter agreement setting forth certain modifications to your rights and obligations under the Employment Agreement and any other agreement between you and the Company that provides for severance or separation benefits. Capitalized terms used but not otherwise defined herein will have the meanings assigned thereto under the Employment Agreement, unless otherwise expressly noted.
               You acknowledge that as a result of your employment with the Company, you have been given access to various trade secrets and confidential customer lists of the Company. In addition, you further acknowledge and agree that a material aspect of Parent’s decision to enter into the Merger Agreement is the acquisition of the Company’s goodwill for the purpose of Parent’s carrying on a business that is similar to the business of the Company. In consideration of the foregoing, the benefits provided under Section 4 of this letter agreement and for other good and valuable consideration, which is hereby acknowledged and agreed by the undersigned, each of the Company, Parent and you (each, a “party”) agrees as follows:
        1. Effectiveness. This letter agreement will become effective upon its execution by each of the parties; provided, however, that this letter agreement will be null and void ab initio and of no further force or effect if the Merger Agreement is terminated prior to the Closing or if, for any other reason, the Closing does not occur (it being understood that Parent shall have no liabilities or obligations hereunder unless and until the Closing occurs).

        2. Entitlement to Severance; Definition of “Cause”, “Good Reason”; Miscellaneous. (a) You hereby agree that you shall be entitled to the severance compensation and benefits described in Section 4.2.6 of the Employment Agreement only in the event that, on or within 12 months after the Closing, your employment is terminated for any reason other than (i) by the Company for Cause (as defined below), (ii) by you other than for Good Reason (as defined in the Employment Agreement and modified by this letter agreement), or (iii) due to your death or Disability. In addition, notwithstanding anything in the Employment Agreement to the contrary, upon a termination of employment due to your death or Disability on or within 12 months after the Closing, you and your eligible dependants will be entitled to receive payment of full COBRA premiums for twenty-four (24) months following such termination; provided, that should you or your dependants discontinue COBRA coverage or elect alternative coverage, a cash payment will not be provided to you or your dependants in lieu of such premium payments. For the avoidance of doubt, the consummation of the Closing will constitute a Change of Control for purposes of this letter agreement and the Employment Agreement.
          (b) In the event that your employment terminates due to your death or Disability prior to the scheduled payment date for the June 2009 bonus under the Company’s applicable bonus plan, then you or your estate or beneficiaries, as applicable, will be entitled to receive a cash amount equal to the target bonus in respect of such bonus, which shall be paid within 30 days of such termination.
          (c) You hereby agree to amend the definition of “Good Reason” set forth in Section 4.1.5 of the Employment Agreement as follows:
               (i) delete clause (i) of that definition and replace it with the following language:
“(i) following a Change of Control, the Company assigning Employee duties or responsibilities that are substantially inconsistent with his professional skills and experience levels as of such Change of Control (without regard to the fact that the Company is no longer an independent publicly held company);”;
               (ii) delete clause (ii) of that definition and replace it with the following language:
“(ii) a material reduction in Base Compensation other than a one-time reduction of not more than 10% that also is applied to substantially all other senior executives at the Company;”; and
               (iii) delete clauses (iii) and (iv) of that definition and replace them with the following language:
“or (iii) Employee must perform a significant portion of his duties at a location more than 50 miles from his current work location in Santa Barbara, California.”.

          (d) The parties hereby agree that Section 4.1.4 of the Employment Agreement is hereby deleted, and shall be replaced in its entirety with the following:
          “4.1.4. For Cause. COMPANY may terminate this Agreement without advance notice for Cause. For purposes of this Agreement, “Cause” shall mean:
          (A) EMPLOYEE engaging in any material criminal activity or willful neglect of any material duty owed to the COMPANY;
          (B) EMPLOYEE’s material breach of a fiduciary duty owed to the COMPANY or any material obligation of the EMPLOYEE under this Agreement; or
          (C) Conduct by the EMPLOYEE that threatens to do immediate and substantial harm to the COMPANY’s business or reputation.
          To the extent that circumstances constituting Cause pursuant to this Section 4.1.4 are curable by EMPLOYEE without harm to COMPANY and/or its reputation, COMPANY shall, instead of immediately terminating EMPLOYEE pursuant to this Agreement, provide EMPLOYEE with notice of such breach, specifying the actions, if any, required to cure such breach, and EMPLOYEE shall have twenty (20) days to cure such breach by performing the actions so specified. If EMPLOYEE fails to cure such breach by taking such specified actions within such twenty (20) day period, COMPANY may terminate EMPLOYEE’s employment for Cause without further notice. COMPANY’s exercise of its right to terminate under this section shall be without prejudice to any other remedy to which COMPANY may be entitled at law, in equity, or under this Agreement.”
          (e) You hereby agree that the provisions of Section 3 of the Employment Agreement shall cease to apply to you from and after the Closing.
        3. Stock Awards. You hereby agree that no stock option or other equity-based or equity-related award granted to you on or after the Closing will be subject to the provisions in the Employment Agreement regarding accelerated vesting in connection with a termination of your employment.
        4. Retention Payment. Subject to your compliance with Section 7 of this letter agreement, if you remain an active full-time employee of the Company, Parent or any of their respective subsidiaries through the expiration of the 12-month period following the Closing (the “Retention Payment Date”), you will receive a lump-sum cash payment equal to the aggregate amount described in Section 4.2.5(iv) of the Employment Agreement (the “Retention Bonus”), which will be paid to you on the 10th business day following the Release Effective Date (as defined below); provided, however, that if your employment terminates as a result of death or Disability during such 12-month period, you or your estate or beneficiaries, as applicable, will be entitled to receive the Retention Bonus within 30 days following such termination of employment. You hereby agree to amend the Employment Agreement and any other agreement between you and the Company providing for severance or separation benefits to provide that if you become entitled to payment of the Retention Bonus, you will not be entitled to any severance payments or benefits under the Employment Agreement or under any such other agreement, and all of your rights under each such agreement will immediately terminate (including your rights under Sections 4.2.5 and 4.2.6 of the Employment Agreement). In no event will you receive the Retention Bonus if your employment is terminated for any reason (other than death or Disability) prior to the expiration of the 12-month period following the Closing.
        5. Termination without Cause; Good Reason. In the event the Company terminates your employment without Cause or you resign for Good Reason, as such term is modified by the terms of this letter agreement, in either case within the 12-month period following the Closing, you will be entitled to the payments and benefits under the Employment Agreement pursuant to the terms thereof (as modified by Sections 2 and 3 of this letter), and you shall not be entitled to the Retention Bonus. In addition, you further acknowledge and agree that in the event that you become entitled to receive any payments or benefits pursuant to the Employment Agreement, as modified by this letter agreement, such payments and benefits shall be in lieu of, and not in addition to, (a) any payments and benefits under any other severance, separation or other termination plan maintained by the Company, Parent or any of their respective subsidiaries and (b) under any other individual agreement between you and the Company.
        6. Restrictions on Termination of Employment Prior to Closing. (a) The Company hereby agrees that during the period following the signing of this letter agreement and prior to the consummation of the Merger (the “Pre-Closing Period”), it shall not terminate your employment other than for Cause.
          (b) You hereby agree that you will not terminate your employment for Good Reason during the Pre-Closing Period.
        7. General Waiver and Release. You agree that the Retention Bonus to which you may become entitled hereunder will become payable to you only if (a) you execute, prior to the payment of such amount, a general waiver and release of all claims, including those under the Employment Agreement, in favor of Parent, the Company and their respective subsidiaries and affiliates, and others related to such entities (including their respective directors, officers and employees), in a form customary for similarly situated employees of Parent, as reasonably determined in good faith by Parent, and (b) such waiver and release becomes effective and irrevocable (the date of such effectiveness and irrevocability, the “Release Effective Date”, which date shall be no later than 75 days after your date of termination); provided, however, that unless the Company shall have delivered such waiver and release to you within 10 days following the Retention Payment Date, then any requirement for you to execute, deliver and not revoke such waiver and release as a condition of receiving the Retention Bonus will have no effect, and you shall be entitled to receive the Retention Bonus as though such condition had been satisfied.
        8. Withholding. You are solely liable for all taxes and penalties that may arise in connection with this letter agreement (including any taxes arising under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)), and none of the Company, Parent or their respective subsidiaries or affiliates will have any obligation to indemnify or otherwise hold you harmless from any or all such taxes. The Company or Parent may withhold from any amounts payable under this letter agreement such Federal, state, local or foreign taxes as will be required to be withheld pursuant to any applicable law or regulation.
        9. Section 409A. The parties intend that any amounts payable under this letter agreement and the Employment Agreement, and the Company’s and Employee’s exercise of authority or discretion hereunder and thereunder, comply with the provisions of Section 409A of the Code so as not to subject Employee to the payment of the additional tax, interest and any other tax penalties which may be imposed under Section 409A of the Code. In furtherance thereof, to the extent that any provision hereof would result in Employee being subject to payment of such additional tax, interest and tax penalty under Section 409A of the Code, the parties agree to cooperate in good faith to (i) amend this letter agreement or the Employment Agreement, as applicable, in order to bring this letter agreement and the Employment Agreement into compliance with Section 409A of the Code without, to the extent practicable, materially changing the economic value of the arrangements under this letter agreement or the Employment Agreement to either party and (ii) thereafter interpret this letter agreement and Employment Agreement in a manner that complies with Section 409A of the Code. Notwithstanding the foregoing, neither Parent nor the Company is making any representation or warranty that the provisions of this letter agreement or the Employment Agreement do now, or will in the future, comply with Section 409A of the Code, and no particular tax result for Employee with respect to any income recognized by Employee in connection with this letter agreement or the Employment Agreement is guaranteed.
        10. Not an Employment Agreement. The terms of this letter agreement neither bind you to continued employment with the Company, Parent or any of their respective subsidiaries or affiliates nor confer any rights upon you with respect to the continuation of employment by the Company, Parent or any of their respective subsidiaries or affiliates.
        11. Governing Law. This letter agreement will be governed by, construed and interpreted in accordance with, the laws of the State of California, without regard to its principles of conflicts of laws.
        12. Severability. If any term, provision, covenant or condition of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition will, as to such jurisdiction, be modified or restricted to the minimum extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision will, as to such jurisdiction, be deemed to be excised from this letter agreement and any such invalidity, illegality or unenforceability with respect to such provision will not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof will remain in full force and effect and will in no way be affected, impaired or invalidated.

        13. Entire Agreement; Amendments. This letter agreement and the Employment Agreement contain the entire agreement among you, the Company and Parent concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, among you, the Company and Parent with respect hereto. You acknowledge and agree that this letter agreement constitutes a modification of your rights under the Employment Agreement and any other agreement between you and the Company providing for severance or separation benefits. Notwithstanding the foregoing, all other terms of the Employment Agreement and any such other agreement that have not been modified by this letter agreement will remain in full force and effect. This letter agreement may not be modified or amended except by a writing signed by each of the parties hereto.
        14. Successors and Assigns. This letter agreement will be binding on (a) you and your estate and legal representatives and (b) the Company, Parent and their respective successors and assigns.
        15. Counterparts. This letter agreement may be executed in two or more counterparts (including via facsimile), each of which will be deemed an original but all of which together will be considered one and the same agreement.

Very truly yours,

JOHNSON & JOHNSON

By:	/s/ Alex Gorsky

Name:	Alex Gorsky
Title:	Company Group Chairman

MENTOR CORPORATION

By:	/s/ Joseph A. Newcomb

Name:	Joseph A. Newcomb
Title:	Vice President and General Counsel

Agreed and Accepted:
/s/ Joshua Levine

Joshua Levine
11/26/08

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